FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of May, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[Translation in English]

News Release

Acquisition of Shares of Subsidiaries

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: May 21, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

1.[Translation in English]
May 21, 2008
Acquisition of Shares of Subsidiaries
     Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces that the Company has resolved at the meeting of the board of directors held on May 21, 2008 to acquire the shares of Mitsui Sumitomo Kirameki Life Insurance Company, Limited, Mitsui Direct General Insurance Company, Limited and Mitsui Sumitomo MetLife Insurance Co., Ltd. (collectively the “Subsidiaries”).
     Changes in subsidiaries (mago-gaisha) that will result from the acquisition are as follows.
1. Purposes of Acquisition
     The Company has held Mitsui Sumitomo Insurance Company, Limited (“MSI”) as its wholly-owned subsidiary. The Company, as the holding company of the Group, now seeks to enhance the Group’s operating formation, enabling the Group to promptly develop and operate its businesses and pursue synergies, by directly owning the shares of the domestic insurance companies now owned by MSI.
2. Method and Date of Acquisition
     The acquisition will be implemented on July 1, 2008 with MSI distributing to the Company all the shares of the Subsidiaries it owns, subject to the approvals of the share transfer by the Subsidiaries and relevant parties being obtained.
3. Details of the Subsidiaries

	Mitsui Sumitomo Kirameki	Mitsui Direct General
	Life Insurance Company,	Insurance Company,	Mitsui Sumitomo MetLife
Trade Name	Limited	Limited	Insurance Co., Ltd.
Name of Representative	Shizuka Sasaki, President	Shigeru Kondo, President	Takeshi Kurioka, President
Location of Head Office	Chiyoda-ku, Tokyo	Bunkyo-ku, Tokyo	Chuo-ku, Tokyo
Nature of Business	Life Insurance	Non-life Insurance	Life Insurance
Date Established	August 8, 1996	June 3, 1999	September 7, 2001
Stated Capital	JPY 35.5 billion	JPY 30.0 billion	JPY 30.8 billion
End of Fiscal Year	March	March	March
Percentage of Voting Right Owned	100.0%	69.6%	51.0%
4. Outlook
     The Company plans to enter into a management and administration agreement with each of the Subsidiaries as of July 1, 2008 and engage in the management and administration of the Subsidiaries.
     No change will result to the scope of Company’s consolidated subsidiaries or to the percentage of voting rights owned within the Group, since the acquisition involves only a change of control within the Group.
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.